                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1   )*


                    Hotel Investors Corp. and Trust Unit
                    ------------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                441438207
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5  Pages

CUSIP No. 441438207                   13G                 Page  2  of  5  Pages


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          U. S. Bancorp                                              93-0571730
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          United States of America
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                       996,000
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                             0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                       925,500
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                        70,500
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                996,000
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                  8.21%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                                  BHC
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  3  of  5  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER

     Hotel Investors Corp. and Trust Unit
- -------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     11845 West Olympic Boulevard, Los Angeles, California 90064
- -------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING

     U. S. Bancorp
- -------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     111 S. W. Fifth Avenue, Portland, Oregon  97204
- -------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP

     United States of America
- -------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES

     Common Stock
- -------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER

     441438207 (NYSE)
- -------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) /x/ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

                                                          Page  4  of  5  Pages


ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
                                                                996,000
    ---------------------------------------------------------------------------

    (b) Percent of Class:
                                                                  8.21%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
                                                                996,000
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
                                                                      0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
                                                                925,500
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
                                                                 70,500
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

- -------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     See Exhibit A
- -------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

- -------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

- -------------------------------------------------------------------------------


ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       February 10, 1995
                                       ----------------------------------------
                                       (Date)

                                       ----------------------------------------
                                       (Signature)
                                       Deborah B. Goldberg
                                       ----------------------------------------
                                       (Name/Title) Assistant Secretary

                                                          Page  5  of  5  Pages

                      H0TEL INVESTORS CORP & TRUST UNIT

                                  EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, Qualivest Capital Management, Inc., 111 S.W. Fifth Avenue, Portland, Oregon 97204, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a wholly-owned subsidiary of United States National Bank of Oregon which is a wholly-owned subsidiary of U.S. Bancorp (the "Bank"), is the beneficial owner of 479,700 shares, or 3.95% of the common stock outstanding of Hotel Invest Corp & Trust Unit (the "Company") as a result of acting as investment adviser to The Qualivest Funds, an investment company registered under Section 8 of the Investment Company Act of 1940. 516,300 shares, or 4.26% of the common stock outstanding of the Company, are held by the Trust Group of the Bank, a national bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.